Borland Software Corporation 512-340-2200 8310 N. Capital of Texas Hwy, Bldg 2, Suite 100 Austin, TX 78730 www.borland.com
November 26, 2008
Mr. Mark Konforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Borland Software Corporation
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 14, 2008
File No. 001-10824
Dear Mr. Konforst:
     On behalf of Borland Software Corporation (“Borland” or the “Company”), we are electronically transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 28, 2008 with respect to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 14, 2008 (the “Form 10-Q”).
     Please note that, as described in our letter to you and Mr. Edgar, dated November 17, 2008, we unfortunately did not receive the October 28, 2008 letter until November 14, 2008 and were granted an extension to respond to your comments.
     The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-Q for the Quarter Ended June 30, 2008
Consolidated Statements of Operations
Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 18
1.	Your response to prior comment number 1 indicates that when assessing whether an impairment analysis is necessary, you compare the book value of net assets to your average market capitalization over a period of nine to twelve months. Please explain to us, in greater detail, why you believe that the use of an average market

Securities and Exchange Commission
November 26, 2008

capitalization is appropriate under paragraph 28 of FAS 142. In this regard, we note that paragraph 28 looks to events or changes in circumstances, such as price declines, that by their occurrence should be considered.
          We respectfully acknowledge the Staff’s comment. We would like to clarify the Company’s response provided in the letter to the Staff, dated September 30, 2008. In the Company’s analysis of whether events or changes in circumstances existed which would warrant an interim impairment review as of March 31, 2008 or June 30, 2008, management considered the decline the Company’s stock price, as well as other factors which are discussed in our response to the second comment below. However, this analysis did not specifically utilize nine and twelve month averages of the Company’s stock price to conclude that interim goodwill impairment testing was not necessary. Rather, such information was provided in our response as additional data to support management’s belief that in each of the first two quarters of 2008, stock price on a single day did not appear to be as meaningful of an indicator of fair value, especially while there was significant volatility and uncertainty regarding macroeconomic conditions.
2.	Your response indicates that you did not believe that the declines in market price were a triggering event and it remains unclear to us how you came to this conclusion. In this regard, we note that you experienced consistent declines in market price in each of the last four quarters. We also note that your price declines were more severe than those of the comparable companies identified in your response. Please describe, in further detail, why you believe that the declines in market price were not a triggering event as described in paragraph 28(a) of SFAS 142.
          Paragraph 28 of SFAS 142 indicates that a change in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying value would be a triggering event which would require the step 1 impairment test to be completed at an interim period. It was the Company’s view that a significant adverse change in the business climate as it related to the Company had not occurred at March 31, 2008 or June 30, 2008, although the Company acknowledges that a decline in the stock price had occurred.
          The Company’s analyses in deciding whether to test for goodwill impairment in the first two quarters of 2008 included an evaluation of stock price performance, as well as several other factors, including: (a) the sale of its CodeGear business; (b) planned product releases; (c) positive performance under the Company’s internal plan; and (d) cost cutting achievements. Each of these is explained below.
          (a) The Sale of the CodeGear Business: The Company was negotiating to sell its CodeGear assets and business in the first few months of 2008, the definitive agreement was signed in May 2008 and the transaction closed on June 30, 2008. This was part of a key initiative to enable the Company to focus on its core Open ALM business and to eliminate the distraction of owning a business which was not core to its
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731      www.borland.com

Securities and Exchange Commission
November 26, 2008

strategic goals. Management viewed this as a positive event, and one which they believed would ultimately have a positive effect on stock price.
          (b) Planned Product Releases: In the first half of 2008, the Company was developing new Open ALM product releases. Such releases consist of the Borland® Management Suite™ products and services made generally available in the third quarter of 2008. As stated in the Company’s July 14, 2008 press release, they were the industry’s first software delivery management platform built on top of an Open ALM Framework, to better track, measure and improve software delivery processes. Management viewed these releases as a significant positive milestone event for the Company.
          (c) Positive Performance Under the Company’s Internal Plan: The Company over-achieved in the performance of its internal plan for the first two quarters of 2008, including exceeding its goals for revenue, operating income and non-GAAP operating income, which are the three primary metrics used by management to evaluate results. The Company also noted that substantially the same plan was used in the Company’s December 31, 2007 impairment analysis and the reporting unit passed step one of the FAS 142 impairment test. As a result of the positive performance, the Company paid bonuses to its employees under its incentive compensation plan, as the applicable financial metrics had been achieved in Q1 and Q2. This was also viewed as a favorable data point.
          (d) Cost Cutting Achievements: The Company was also realizing benefits of various cost cutting measures. These included the move of its headquarters from Silicon Valley, CA to Austin, Texas (which was effective in the third quarter of 2007) and the implementation of restructuring plans. The Company had achieved year-over-year annualized cost savings of $38 million and $39 million in the first and second quarters of 2008, respectively. Additionally, it had also achieved annualized cost savings of $90 million from the third quarter of 2006, which is the quarter prior to the implementation of significant cost reduction plans.
          The items outlined above were all viewed as positive events or facts which would favorably impact the fair value of the Company.
          The Company also took the decline in its stock price into consideration. We noted that there was a high level of volatility in the Company’s stock price, as well as within the overall U.S. stock market. During the evaluation at March 31, 2008 and June 30, 2008, management considered such volatility to be principally due to broader, short-term macroeconomic conditions, such as the subprime mortgages crisis and high energy prices.
          As evidence of the volatility, within our original response dated September 30, 2008, we included the stock prices of comparable companies and the relative performance of the Nasdaq Computer Index and the Dow as of September 30, 2007 December 31, 2007, March 31, 2008 and June 30, 2008. We have provided such data again below, and have extended such to include September 30, 2008:
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731      www.borland.com

Securities and Exchange Commission
November 26, 2008

	9/30/2007	12/31/2007	3/31/2008	6/30/2008	9/30/2008
Borland Software	4.35	3.01	2.02	1.36	1.53
Progress Software	30.30	33.68	29.92	25.57	25.99
Lawson Software	10.01	10.24	7.53	7.27	7.00
Quest Software	17.16	18.44	13.07	14.81	12.69
Nasdaq Computer Index	1,213.95	1,282.91	1,024.38	1,074.42	907.54
Dow	13,895.63	13,264.82	12,262.89	11,350.01	10,850.66
          As indicated, during Q4 2007 the Company’s stock price declined while the comparable peer group and broader indices generally did not. The Company viewed this as a negative factor, and one which was considered by the Company during Q4 2007 when an interim impairment analysis was deemed warranted. As noted within our original response dated September 30, 2008, during the Q4 2007 interim assessment, the indicated fair value of the Enterprise reporting unit (which is now the Company’s only reporting unit following the CodeGear divestiture) exceeded its carrying value, and thus, no impairment was deemed to exist.
          During Q1 and Q2 of 2008, the Company’s stock price continued to decline, but the peer group and broader indices also exhibited declines. Accordingly, management viewed the Company’s stock price decreases to be more indicative of broader economic conditions. While the Company’s stock price declines were sharper than those of some of its peers, in light of the positive circumstances of the Company during the first half of 2008, management concluded that a decline in stock price, in and of itself, was not a triggering event as of March 31, 2008 or June 30, 2008. Also, the Company’s operating profit was in line with projections supporting the cash flow forecasts used for the interim goodwill impairment analysis at Q4 2007, which as indicated above, yielded no impairment.
          In sum, the particular events and circumstances considered by the Company in determining not to test for goodwill impairment on an interim basis in the first and second quarters of 2008 included the positive factors discussed above as well as the declines in the Company’s stock price. The Company determined that the consideration of these factors were reasonable under the unprecedented macroeconomic circumstances and appeared to be within the scope of Paragraph 28 of FAS 142. Due to the positive factors, including the CodeGear divestiture, the new product releases, the positive financial performance measured against our internal plan and success with cost cutting initiatives, the Company did not believe there was a change in events and circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company believed these combined factors outweighed the stock performance trends and management did not feel the stock price adequately reflected the Company’s fair value.
          Annual Impairment Testing – Q3 2008
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731      www.borland.com

Securities and Exchange Commission
November 26, 2008

          At the time we transmitted our September 30, 2008 letter to the Staff, the Company was in the process of performing its annual goodwill impairment testing. The testing was performed on our single reporting unit and, as reported in our Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 7, 2008, we recorded a $106.7 million goodwill impairment charge. Our analysis included several factors, including the Company’s market capitalization.
          Contrary to the first and second quarters of 2008, the Company did not meet its internal financial performance plan for the third quarter. The Company also acknowledged in its Q3 2008 earnings release that, although it was not changing its existing guidance, performance for the fourth quarter would depend on closing a number of pending large transactions. Absent these transactions, the Company will not likely meet its plan.
           Given these conditions and circumstances, along with the continued deterioration of general economic conditions, it became more evident that the stock price volatility and decline were not likely going to be short term and would not significantly recover in the near term. This was not apparent in our analyses in the first half of the year. Furthermore, management determined that the positive factors outlined above did not have an immediate material positive impact on the Company’s stock price. Accordingly, the Company placed more weight on the Company’s market capitalization as a factor in our goodwill impairment analysis as of September 30, 2008.
* * *
     Finally, as requested, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX 78731      www.borland.com

Securities and Exchange Commission
November 26, 2008

          As with our public filings, our intent in this response was to be both forthright and clear; however, please do not hesitate to call me at (512) 340-2200 if you have any questions or would like any additional information regarding these matters.
Sincerely,
Borland Software Corporation
/s/ Erik E. Prusch
Erik E. Prusch
Chief Financial Officer

cc:	Christine Davis, Assistant Chief Accountant, Securities and Exchange Commission David Edgar, Staff Accountant, Securities and Exchange Commission
Borland Software Corporation 512-340-2200
8310 N. Capital of Texas Highway, Bldg. 2, Suite 100
Austin, TX  78731       www.borland.com